EX-35.3
(logo) CWCapital

CWCapitalLLC as Subservicer
Officer's Certificate



RE: Securitization Series Cobalt 2007-C2 - April 1, 2007


To Whom It May Concern:

With regard to the loans sub-serviced by CWCapital in the captioned transaction, please be advised of the following:

     i.) A review of the activities of CWCapital during the preceding calendar year (ended 2007) and of its performance, under the Sub-Servicing Agreement dated April 1, 2007 has been made under my supervision.

     ii.) To the best of my knowledge, based on such review, CWCapital has fulfilled all of its obligations under the Sub-Servicing Agreement in all material respects throughout such year.



By: CWCapital LLC

By: /s/ Gardner P. Hall
Gardner P. Hall
Senior Vice President



One Charles River Place  63 Kendrick Street, Needham, MA 02494
781.707.9300 main  781.707.9471 fax  www.cwcapital.com